UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR

PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission File Number: 1-5318

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

KENNAMETAL RETIREMENT

INCOME SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kennametal Inc.

1600 Technology Way

P.O. Box 231

Latrobe, Pennsylvania 15650

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

the Kennametal Retirement Income Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Kennametal Retirement Income Savings Plan (Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements of the Plan, referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statements themselves, and other additional procedures in accordance with the auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Pittsburgh, Pennsylvania

June 22, 2012

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS
Receivables:
Notes receivable from participants	$274,980	$239,217
Employer contributions	27,455	32,519
Participant contributions	11,919	11,456

Total receivables	314,354	283,192

Investments at fair value (Note 3):
Mutual funds	6,548,908	6,996,906
Master trust	5,163,175	4,814,311
Kennametal Inc. capital stock	2,269,992	2,776,343

Total investments at fair value	13,982,075	14,587,560

Total assets	14,296,429	14,870,752

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(258,476)	(219,654)

NET ASSETS AVAILABLE FOR BENEFITS	$14,037,953	$14,651,098

The accompanying notes are an integral part of these financial statements.

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

2011

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Dividends and interest	$391,680
Participant contributions	146,335
Employer contributions	118,878
Interest - notes receivable from participants	12,179

Total additions	669,072

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	742,227
Net depreciation in fair value of investments	538,578
Administrative fees	822
Loan distributions	590

Total deductions	1,282,217

NET DECREASE	(613,145)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	14,651,098

End of year	$14,037,953

The accompanying notes are an integral part of these financial statements.

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE 1 - DESCRIPTION OF PLAN

The following general description of the Kennametal Retirement Income Savings Plan, as amended (the Plan), is provided for general information purposes only. Participants should refer to the plan document for complete information.

The Plan is a defined contribution plan, established to encourage investment and savings for eligible union employees of Kennametal Inc. (Kennametal or the Company), and to provide a method to supplement their retirement income. The Plan provides these employees the opportunity to defer a portion of their annual compensation for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code, as amended (IRC). The Plan also provides for Company contributions. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Kennametal Inc. is the Plan sponsor.

ADMINISTRATION OF THE PLAN – The management of the Company has the authority and responsibility for the general administration of the Plan. Fidelity Management Trust Company functions as the trustee, and Fidelity Investments Institutional Operations Company functions as the recordkeeper.

ELIGIBILITY – Employees are participants in the Plan on the first day of the first payroll period subsequent to completing six (6) months of service. Under present federal income tax law, employer contributions and all earnings of the Plan do not constitute taxable income to the participants until withdrawn from the Plan by the participants.

VESTING – All participant and employer contributions vest immediately.

PARTICIPANT ACCOUNTS – A separate account is maintained for each participant in the Plan, reflecting investments, contributions, investment gains and losses, distributions, loans, withdrawals and transfers.

CONTRIBUTIONS – The Company is required to contribute quarterly, a base amount of 2% of each eligible employee’s wages, which include base salary, overtime, shift differential pay and incentive compensation. Participants may elect to contribute to the Plan from 1% to 20% of their pre-tax wages through payroll deductions. Employees who are age 50 or older and who exceed the annual dollar limit under the law or the Plan are eligible to make catch-up contributions. Unless otherwise amended, the Plan provides for employer matching contribution of 50% of employee contributions up to 4%. As such, the maximum employer matching contribution is 2%. Under the Plan, the Company has the discretion to make its employer matching contributions in Kennametal capital stock.

The participants can elect to have their contributions (pre-tax, catch-up and rollover amounts) invested in the different investment funds available under the Plan. Currently, the Plan offers 25 mutual funds, Kennametal Capital Stock, and a Master Trust. Employer mandatory and matching contributions are made quarterly. For the period March 1, 2009 through July 31, 2010, employer contributions were made in Kennametal capital stock. For the period August 1, 2010 through December 31, 2011, employer contributions were made in cash.

DISTRIBUTIONS – Distributions to participants due to disability, retirement or death are payable in either a lump sum or in periodic payments for a period not to exceed ten (10) years. If a participant’s vested interest in his or her account exceeds $1,000, a participant may elect to defer distribution to a future date as more fully described in the plan document.

In addition, while still employed, participants may withdraw pre-tax employee and Company contributions if over age 59.5, at any time. Pre-tax employee and Company contributions can be withdrawn by participants under age 59.5 only for specific hardship reasons.

NOTES RECEIVABLE FROM PARTICIPANTS – Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less the excess of the highest outstanding note balance during the previous one-year period over the outstanding balance as of the date of the note or 50% of their account balance as defined by the Plan or the IRC. Principal and interest are paid ratably through payroll deductions. The maximum term permissible for a general-purpose note is 5 years and 30 years for a residential note. The interest rate is determined by the plan administrator based on existing market conditions and is fixed over the life of the note. Interest rates on notes receivable from participants ranged from 4.25% to 9.50% at both December 31, 2011 and 2010. Notes receivable from participants outstanding at December 31, 2011 have maturity dates ranging from 2012 to 2039.

INVESTMENTS – Participants direct their contributions and Company cash contributions by electing that such contributions be placed in a single investment fund or allocated to any combination of investment funds available under the Plan. Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect at any time to transfer all or a portion of the value of their accounts among the investment funds.

For Company contributions made in Kennametal capital stock, participants have the ability to exchange the Kennametal capital stock for a single investment fund or for any combination of investment funds offered by the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING – The financial statements of the Plan are prepared under the accrual method of accounting.

As described in the guidance on “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,” investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by this standard, the statements of net assets available for benefits present the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The statements of net assets available for benefits are prepared on a contract value basis.

RECENT ACCOUNTING PRONOUNCEMENTS

Adopted

As of January 1, 2011, the Plan adopted changes to fair value measurement disclosures. These changes require information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). The adoption of this guidance did not have an impact on the Plan’s financial statements.

Issued

In May 2011, the Financial Accounting Standards Board (FASB) issued guidance on fair value measurements and disclosure. The objective of this guidance is a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and international financial reporting standards. Many of the amendments in this guidance represent clarifications to existing guidance or changes in the measurement guidance for determining fair value. The most significant change in disclosures is an expansion of the information required for Level 3 measurements. Disclosures will be required about the use of a nonfinancial asset measured or disclosed at fair value if its use differs from its highest and best use. In addition, entities must report the level in the fair value hierarchy of assets and liabilities not recorded at fair value but where fair value is disclosed. This guidance is effective for the Plan beginning January 1, 2012.

USE OF ESTIMATES – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

INVESTMENTS – Investment transactions are recorded on a trade date basis. INVESCO Institutional, Inc. reported that all the investment contracts held in the Master Trust under the Stable Value Fund (see Note 5) are fully benefit-responsive. Fully benefit-responsive investment contracts are reported at fair value under investments with a corresponding adjustment to contract value for purposes of reporting net assets available for investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Investments in Kennametal capital stock are valued at their quoted market price at year-end.

NOTES RECEIVABLE FROM PARTICIPANTS – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the plan document. Interest income is recorded in the period earned.

PAYMENT OF BENEFITS – Benefit payments are recorded when paid to participants / beneficiaries.

INVESTMENT INCOME – Interest and dividend income are recorded in the period earned.

NET DEPRECIATION – Net depreciation in fair value of investments is composed of unrealized losses and gains, which represent the change in market value, compared to the cost of investments in each year, and realized losses and gains on security transactions, which represent the difference between proceeds received and average cost. Net depreciation in fair value of investments for the year ended December 31, 2011 was as follows:

2011

Mutual Funds	$379,582
Kennametal Inc. Capital Stock	158,996

Total	$538,578

PLAN EXPENSES – Expenses attributable to the administration or operation of the Plan and related trust are allocated pro rata on the basis of account balances to the accounts of participants unless the Board of Directors of the Company, at its sole discretion, determines that such expenses are to be paid by the Company. For the year ended December 31, 2011, the Company paid substantially all administrative expenses related to the operation of the Plan. Investment management fees and costs incurred in connection with the purchase and sale of securities are equitably apportioned among the respective investment funds. These expenses are included as a deduction from net assets in the statement of changes in net assets available for benefits.

NOTE 3 – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy consists of three levels to prioritize the inputs used in valuations, as defined below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable.

The following sections describe the valuation methodologies used by the Plan to measure investments at fair value, including an indication of the level in the fair value hierarchy in which each major category of investments is generally classified. Where appropriate, the description includes details of the valuation models and any significant assumptions. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Mutual Funds Investments in mutual funds are valued at quoted net asset values at year end.

Master Trust The plan has an undivided interest in the underlying assets of the Master Trust. Assets of the Master Trust are held in a stable value fund by INVESCO. The Master Trust primarily invests in wrapper contracts, or synthetic guaranteed investment contracts. See Note 5 for additional disclosures related to the Master Trust. The fair value of the underlying assets of the Master Trust were determined using a present value model and the principal inputs are discount rate, fee periods, fee invoice schedule, contract value, replacement cost and actual cost.

Capital Stock Investments in capital stock are valued at their quoted market price at year-end.

As of December 31, 2011, the fair values of the Plan’s investments measured on a recurring basis are categorized as follows:

	Level 1	Level 2	Level 3	Total

Mutual funds:
Balanced funds	$2,649,817	-	-	$2,649,817
Growth funds	1,460,111	-	-	1,460,111
Value funds	1,121,529	-	-	1,121,529
Index funds	1,053,415	-	-	1,053,415
Fixed income funds	264,036	-	-	264,036
Plan's interest in Kennametal Inc. Master Trust:
Synthetic guaranteed investment contracts	-	$4,813,989	-	4,813,989
Money market fund	-	349,186	-	349,186
Kennametal Inc. capital stock	2,269,992	-	-	2,269,992

Total investments	$8,818,900	$5,163,175	-	$13,982,075

As of December 31, 2010, the fair values of the Plan’s investments measured on a recurring basis are categorized as follows:

	Level 1	Level 2	Level 3	Total

Mutual funds:
Balanced funds	$2,645,610	-	-	$2,645,610
Growth funds	1,644,340	-	-	1,644,340
Value funds	1,257,080	-	-	1,257,080
Index funds	1,153,428	-	-	1,153,428
Fixed income funds	296,448	-	-	296,448
Plan's interest in Kennametal Inc. Master Trust:
Synthetic guaranteed investment contracts	-	$4,588,389	-	4,588,389
Money market fund	-	225,922	-	225,922
Kennametal Inc. capital stock	2,776,343	-	-	2,776,343

Total investments	$9,773,249	$4,814,311	-	$14,587,560

NOTE 4 - INVESTMENTS EXCEEDING FIVE PERCENT OF NET ASSETS

The fair values of individual investments that represent five percent or more of the Plan’s total net assets as of December 31 were as follows:

	2011	2010

Stable Value Fund	$5,163,175	$4,814,311
Kennametal Inc. Capital Stock	2,269,992	2,776,343
Fidelity Freedom 2015 Fund	1,888,670	1,889,673
MSIF MidCap Growth Portfolio	1,068,271	1,199,795
Vanguard Institutional Index Fund	1,045,680	1,146,555
H&W LargeCap Value Fund	784,748	927,983

NOTE 5 - MASTER TRUST

A portion of the Plan’s investments are held in a Master Trust, which was established for the investment of assets of the Plan and two other Company-sponsored defined contribution plans. Each plan has an undivided interest in the underlying assets of the Master Trust. The assets of the Master Trust are held in a stable value fund by INVESCO. Investment income relating to the Master Trust is allocated to the individual plans based upon average monthly balances invested by each plan. The underlying assets of the Master Trust include benefit-responsive investment contracts (the contracts).

The Master Trust’s key objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan.

To accomplish the objectives described above, the Master Trust primarily invests in wrapper contracts, or synthetic guaranteed investment contracts (GICs). In wrapper contracts, the investments are owned and held by the Master Trust for Plan participants. The Trust purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed-income investments, typically over the duration of the investments, through adjustments to the future interest-crediting rate, the rate earned by participants in the Master Trust for the underlying investments. The issuer of the wrapper contract provides assurance that the adjustment to the interest-crediting rate will not result in a future interest-crediting rate that is less than zero. An interest-crediting rate less than zero would result in a loss of principal or accrued interest.

The key factors that influence future interest-crediting rates for a wrapper contract include the level of market interest rates, the amount and timing of participant activity within the wrapper contract, the investment returns and the duration of the underlying investments. Most wrapper contracts use a formula based on the characteristics of the underlying fixed-income portfolio to determine a crediting rate. Over time, the crediting rate formula amortizes the Master Trust’s realized and unrealized market value gains and losses over the duration of the investments. The wrapper contracts’ interest-crediting rates are typically reset on a monthly or quarterly basis.

The average yield earned by the Plan based on actual earnings was 1.36% and 2.20% for the years ended December 31, 2011 and 2010, respectively. The average yield earned by the Plan based on the interest rate credited to participants was 2.87% and 3.84% for the years ended December 31, 2011 and 2010, respectively.

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a contract in order to switch to a different investment provider, or if the terms of a successor plan do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. Management believes that the events described above could result in the payment of benefits at fair value rather than contract value and are not probable of occurring in the foreseeable future.

Investments held by the Master Trust at December 31, 2011 were as follows:

Security	Issuer Rating	Investments at Fair Value	Adjustments to Contract Value	Investments at Contract Value

Wrapped Portfolios
Common Collective Trusts:
Monumental IGT INVESCO Short Term Bond Fund	AA-/A1	$24,732,887	$(1,241,581)	$23,491,306
Pacific Life IGT INVESCO Multi-Mgr A or Better Interm. G/C Fund	A+/A1	22,292,377	(1,537,951)	20,754,426
ING IGT INVESCO Multi-Mgr A or Better Interm. G/C Fund	A-/A3	22,258,267	(1,534,163)	20,724,104
NATIXIS IGT INVESCO Short-term Bond Fund	A+/Aa3	21,739,113	(873,540)	20,865,573
State Street IGT INVESCO Short-term Bond Fund	AA-/Aa2	15,377,692	(630,283)	14,747,409
JP Morgan Chase IGT INVESCO Short-term Bond Fund	A+/Aa1	10,746,001	(472,884)	10,273,117
JP Morgan Chase Wrapper contracts	A+/Aa1	45,252	(1,991)	43,261
Monumental Wrapper contracts	AA-/A1	17,390	(873)	16,517
Short-Term Investments
Fidelity Money Market	N/A	8,501,832	-	8,501,832

Total		$125,710,811	$(6,293,266)	$119,417,545

At December 31, 2011, the Plan’s interest in the Master Trust was approximately 4 percent. Total investment income for the Master Trust was $3,810,616 for the year ended December 31, 2011. The investment income for the Master Trust is recorded in dividends and interest in the statement of changes in net assets available for benefits.

Investments held by the Master Trust at December 31, 2010 were as follows:

Security	Issuer Rating	Investments at Fair Value	Adjustments to Contract Value	Investments at Contract Value

Wrapped Portfolios
Common Collective Trusts:
NATIXIS IGT INVESCO Short-term Bond Fund	A+/Aa3	$21,001,687	$(846,444)	$20,155,243
ING IGT INVESCO Multi-Mgr A or Better Interm. G/C Fund	A/A2	21,111,206	(1,236,191)	19,875,015
Pacific Life IGT INVESCO Multi-Mgr A or Better Interm. G/C Fund	A+/A1	21,155,488	(1,290,450)	19,865,038
Monumental IGT INVESCO Multi-Mgr A or Better Core Fund	AA-/A1	18,519,297	(757,955)	17,761,342
JP Morgan Chase IGT INVESCO Short-term Bond Fund	AA-/Aa1	15,457,065	(618,435)	14,838,630
State Street IGT INVESCO Short-term Bond Fund	AA-/Aa2	14,848,896	(616,130)	14,232,766
Pacific Life Wrapper contracts	A+/A1	58,152	(3,547)	54,605
Monumental Wrapper contracts	AA-/A1	38,168	(1,562)	36,606
Short-Term Investments
Fidelity Money Market	N/A	5,523,988	-	5,523,988

Total		$117,713,947	$(5,370,714)	$112,343,233

At December 31, 2010, the Plan’s interest in the Master Trust was approximately 4 percent.

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated March 10, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related trust is tax-exempt. U.S. GAAP require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely would not be sustained upon tax examination by taxing jurisdictions. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2011 and 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to suspend or terminate the Plan at any time, subject to the provisions of the ERISA and according to the terms of the collective bargaining agreement.

NOTE 8 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 9 - RELATED PARTY TRANSACTIONS

Certain investments of the Plan are mutual funds managed by Fidelity Investments. The trustee of the Plan is Fidelity Management Trust Company and, therefore, these transactions qualify as party-in-interest transactions.

One of the investment fund options available to participants is capital stock of Kennametal Inc., the Plan sponsor. The Plan held 62,126 and 70,223 shares of Kennametal capital stock, or $2,269,992 and $2,776,343 at December 31, 2011 and 2010, respectively. As a result, transactions related to this investment fund qualify as party-in-interest transactions.

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN

PLAN NUMBER: 015

EIN: 25-0900168

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(a)	(b) Issuer	(c) Description	(d) Cost	(e) Fair Value

		Mutual Funds

*	Fidelity	Fidelity Freedom 2015 Fund	N/A	$1,888,670
	Morgan Stanley	MSIF MidCap Growth Portfolio	N/A	1,068,271
	Vanguard	Vanguard Institutional Index Fund	N/A	1,045,680
	Hotchkis & Wiley	H&W LargeCap Value Fund	N/A	784,748
*	Fidelity	Fidelity Freedom 2020 Fund	N/A	268,518
	Lord Abbett	Lord Abbett SmallCap Value Fund	N/A	225,487
	American Funds	American Funds EuroPacific Growth Fund	N/A	197,656
*	Fidelity	Fidelity Freedom 2030 Fund	N/A	179,357
	Vanguard	Vanguard Total Bond Market Index Signal	N/A	140,501
	Pimco	Pimco Total Return Fund	N/A	123,535
*	Fidelity	Fidelity Freedom Income Fund	N/A	122,841
*	Fidelity	Fidelity Capital Appreciation Fund	N/A	106,625
*	Fidelity	Fidelity Freedom 2025 Fund	N/A	100,831
	Hotchkis & Wiley	H&W MidCap Value Fund	N/A	96,237
	Morgan Stanley	MSIF Small Company Growth Portfolio	N/A	74,480
*	Fidelity	Fidelity Freedom 2040 Fund	N/A	52,478
*	Fidelity	Fidelity Freedom 2035 Fund	N/A	21,253
*	Fidelity	Fidelity Freedom 2010 Fund	N/A	15,868
	Allianz	Allianz NFJ Dividend Value Fund	N/A	15,057
	Vanguard	Vanguard Total International Stock	N/A	12,259
	Vanguard	Vanguard MidCap Index Signal	N/A	7,736
	Lord Abbett	Lord Abbett SmallCap Blend Fund	N/A	820

		Total Mutual Funds		6,548,908

		Master Trust

	INVESCO	Stable Value Fund	N/A	5,163,175

		Kennametal Inc. Capital Stock

*	Kennametal	Kennametal Inc. Capital Stock	N/A	2,269,992

		Total Investments		13,982,075

*	Notes receivable from participants	Maturities from 2012 to 2039, interest rates from 4.25% to 9.50%	N/A	274,980

		Total		$14,257,055

*	Party-in-interest, for which a statutory exemption exists.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Kennametal Retirement Income Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN

Date: June 22, 2012	By:	/s/ John Bielinski
John Bielinski
Plan Administrator